FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item

1.	BBVA: First Half Results 2003

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT:

BBVA 1ST HALF YEAR RESULTS 2003

BBVA records attributed profit of 1,167

million euros (+0.1%)

➢	The Bank has made a quarterly profit of 653 million euros, 12.9% higher than the same period in 2002

➢	Return on equity (ROE) has risen to 18.9%, as compared to 18.1% a year ago

➢	Further improvements in efficiency, with a cost/income ratio of 46.2%, getting better in all three business areas

➢	The non-performing loans ratio (NPL) went down yet again, reaching 1.57% (excluding Argentina and Brazil) for the Group as a whole, and a record low of 0.75% in Spain. The coverage ratio is 195%

➢	The operating income on domestic businesses went up 4.8% over the semester, and grew 15% in the second quarter compared to 2002

➢	Retail Banking in Spain and Portugal showed profits of 604 million euros, with a strong impulse of the lending and customer funds activities and recurrent revenues growing

➢	Wholesale and Investment Banking’s attributable profit rose 25.7% to 218 million euros

➢	Attributable Profit in Mexico went up 30.6% and 64.7% in the rest of Banking in America, in local currency

➢	BBVA has maintained high levels of solvency, with a core capital of 6%, a Tier I of 8.1% and a BIS ratio of 12%

BBVA recorded a Net Attributable Profit of 1,167 million euros in the first half of 2003. This is a repeat of the 2002 first-half results, but actually a 9.6% increase at constant exchange rates. The 653 million-euros Net Attributable Profit for the second quarter is the best quarterly result since the second quarter of 2001. It is 27.2% better than the previous quarter and 12.9% better than the same period for 2002.

The first half of the year has confirmed BBVA’s assessment of expected 2003 performance, and brought important improvements in its return on equity, efficiency and NPL ratio. The Bank showed a strong impulse in its Retail Banking business in Spain and Portugal, and Wholesale and Investment Banking business increased its attributable profit by 25.7%. The Group’s American operating income and earnings reflected sound performance there.

Greater stability in the International scenario has eased uncertainty and helped stock markets to recover. However, weakness continued in the main economic areas of the world although growth in Spain was relatively better and predictions of a recovery are now focused on the end of the year. The European Central Bank and the Federal Reserve have cut interest rates even further, which places yet more pressure on spreads. Over the quarter, the euro has continued to appreciate against the dollar.

In this context, BBVA has closed the first semester confirming its expectations for the full year. A favourable performance of the Group’s most recurrent revenues together with a gradual dilution of the exchange-rate impact over the next few months will allow for an improvement in the year-on-year comparison.

Already positive trends in the Group’s most recurrent results have been accentuated over the second quarter. The operating income for Domestic Businesses as a whole (Group excluding America), which is not influenced by the Latin-American currencies’ depreciations, grew 4.8% over the six month period. And the 2Q03 operating income actually increased 11.1% over the first quarter of 2003 and 15% over the second quarter of 2002. The operating income for the business in America, in constant euros, grew 17% in the first half.

BBVA’s risk profile to June is looking ever better, thanks to earlier decisions to enhance control over credit risk and structural risks (exchange rate and interest rate) as well as the business portfolio. Despite being already a European leader in cost efficiency, BBVA has once again boosted its cost/income ratio Group-wide and in all the different business areas.

Together with adequate risk management and consistent improvement in the cost/income ratios, the Group also had another strategic goal: profitable growth. In the second quarter, BBVA once again showed signs of greater commercial drive in all its markets, launching innovative marketing campaigns for Retail Banking in Spain and Portugal (private and SME customers) and in its Banking in America subsidiaries too.

Wholesale and Investment Banking has further consolidated its leadership and obtained excellent half-yearly results.

The highlights in the BBVA Group’s performance over the first half of 2003 were:

➢	In the second quarter of the year, Attributable Profit rose to 653 million euros, 27.2% higher than the previous quarter and 12.9% higher than the same quarter of 2002. This is the highest quarterly attributable profit since 2001. Net attributable profit for the first half was 1,167 million euros, 0.1% higher than in the same period of the previous year. At constant exchange rates, the increase is 9.6%.

➢	Return on equity (ROE) was 18.9%, and this exceeded ROE in the first half of 2002 (18.1%). Return on assets (ROA) was 1.10%.

➢	The increase in attributable profit in the semester (at a constant exchange rate and with Argentina and Brazil consolidated under the equity method) is the consequence of Operating Income growing by 10.4% (6.7% in the first quarter); there was a neutral effect of the items that make the profit and loss between operating income and earnings before tax as lower capital gains were offset by lower extraordinary losses.

➢	The increase in operating income in the semester came from all business areas: 1.1% in Retail Banking Spain and Portugal, 16.7% in Wholesale and Investment Banking, and 17.2% in America (at constant exchange rates and excluding Argentina and Brazil). All revenues on the income statement show the second quarter to be producing better year-on-year comparatives than the first.

➢	Costs are being kept under strict control and even fell back in domestic businesses. The cost/income ratio, with Argentina and Brazil consolidated under the equity method, improved further to 46.2% at the end of the first half, compared to 47.4% for the same period of the previous year and 47.1% in the first quarter. Improvements were noted in all three business areas.

➢	In the second quarter, the Group has intensified its marketing activities in Spain, especially in Retail Banking. This was aided by the roll-out of a series of innovative products in different business segments. Further growth in lending and new customer funds more than offset the erosion of the customer spread and had a positive effect in the net interest income. Customer spreads within the Group recorded moderate drops due to the fall in market rates.

➢	In Wholesale Banking businesses, where the Group is the leading franchise in Spain, attributable profit for the first half of 2003 reached 218 million euros, i.e. 25.7% more than in the same period of the previous year.

➢

Good results in Mexico, especially in terms of liquid funds, loans with higher yields and fee income, are contributing to healthier core revenues. The increase in revenues together with effective cost control resulted in an increase of 28.2% in operating income at constant exchange rate. Attributable profit grows 30.6% (-7.1% in current euros).

➢	In the rest of the Group’s banks in Latin America, attributable profit in the first half of the year was 83 million euros. This is 64.7% higher than in the first semester of 2002 at constant exchange rates and 5.2% at current rates.

➢	The non-performing loan ratio (NPL) continued to improve during the quarter, closing at 1.57% excluding Argentina and Brazil (1.64% to 31-3-03 and 1.70% to 31-12-02). Coverage has grown to 194.9%. The quarterly NPL ratio on loans to Spanish residents went down to 0.75%. This is below the average for the banking system and represents a new record low for BBVA.

➢	The BBVA Group’s capital base is very sound, with core capital of 6.0%, a Tier I ratio of 8.1% and a BIS ratio of 12.0%.

BBVA

BBVA Group Highlights

(Consolidated figures)

	30-06-03	30-06-02	Δ% (YoY)
BALANCE SHEET (millions of euros)			
Total assets	**277,874**	283,100	(1.8)
Total lending (gross)	**147,620**	146,236	0.9
Customer funds recorded on balance sheet	**182,771**	183,375	(0.3)
Other customer funds managed	**112,024**	115,109	(2.7)
Total customer funds managed	**294,795**	298,484	(1.2)
Shareholders´ funds (including profit for the year)	**13,126**	13,230	(0.8)
INCOME STATEMENT (millions of euros)			
Net interest income	**3,348**	4,258	(21.4)
Core revenues	**4,946**	6,140	(19.4)
Ordinary revenues	**5,349**	6,492	(17.6)
Operating profit	**2,479**	2,995	(17.2)
Operating profit (Argentina and Brazil consolidated under equity method)	**2,449**	2,657	(7.8)
Pre-tax profit	**1,873**	1,875	(0.1)
Attributable net income	**1,167**	1,166	0.1
DATA PER SHARE AND MARKET CAPITALISATION (30-06)			
Share price	**9.15**	11.45	(20.1)
Market capitalisation (millions of euros)	**29,242**	36,593	(20.1)
Attributable net income	**0.37**	0.36	0.1
Book value	**4.11**	4.14	(0.8)
PER (Price Earning Ratio; times) (1)	**13.9**	21.3	
P / BV (Price/Book value; times)	**2.2**	2.8	
RELEVANT RATIOS (%)			
Operating income / ATA	**1.82**	2.04	
ROE (Attributable net income / Average equity)	**18.9**	18.1	
ROA (Net income / Average total assets)	**1.10**	1.09	
RORWA (Net income / Risk weighted assets)	**1.87**	1.90	
Cost / income ratio	**46.6**	46.3	
NPL ratio	**2.12**	1.86	
Coverage ratio	**159.4**	178.5	
CAPITAL ADEQUACY RATIOS (BIS rules) (%)			
Total	**12.0**	12.5	
Core capital	**6.0**	5.9	
OTHER INFORMATION			
Number of shares (millions)	**3,196**	3,196	
Number of shareholders	**1,183,969**	1,180,843	
Number of employees	**86,791**	95,171	
. Spain	**31,275**	31,392	
. America (2)	**53,464**	61,726	
. Rest of the world	**2,052**	2,053	
Number of branches	**6,968**	7,685	
. Spain	**3,384**	3,436	
. America (2)	**3,384**	4,038	
. Rest of the world	**200**	211	

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1) The 1H03 PER is calculated taking into consideration the median of the analysts´ estimates (July 2003).

(2) This heading includes BBVA Group' s banking and pension management activities in all Latin American countries in which it is present.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July, 28th 2003	By:	/s/ Javier MALAGON NAVAS
Name: Javier MALAGON NAVAS

Title: Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.